SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)

IDEAYA Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

45166A 102

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒     Rule 13d-1(c)

☐     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45166A 102	13 G	Page 2 of 16

1	NAMES OF REPORTING PERSONS Nextech V Oncology, S.C.S., SICAV-SIF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 760,404
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 760,404
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	760,404
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.7% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

(1)	This Schedule 13G is filed by Nextech V Oncology, S.C.S., SICAV-SIF (“Nextech V LP”), Nextech V GP S.à r.l. (“Nextech V GP”), Nextech IV Oncology, S.C.S. SICAV-SIF (“Nextech IV LP”), Nextech IV GP S.à r.l. (“Nextech IV GP”), Thomas Lips (“Lips”), Dalia Bleyer (“Bleyer”), James Pledger (“Pledger”), Marc Kriegsmann (“Kriegsmann”) and Christoph Kraiker (“Kraiker” and together with Nextech V LP, Nextech V GP, Nextech IV LP, Nextech IV GP, Lips, Bleyer, Pledger, and Kriegsmann, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The percent of class was calculated based on 20,331,095 shares of common stock outstanding as of November 1, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019, as filed with the Securities and Exchange Commission on November 13, 2019.

CUSIP NO. 45166A 102	13 G	Page 3 of 16

1	NAMES OF REPORTING PERSONS Nextech V GP S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 760,404
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 760,404
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	760,404
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.7% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The percent of class was calculated based on 20,331,095 shares of common stock outstanding as of November 1, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019, as filed with the Securities and Exchange Commission on November 13, 2019.

CUSIP NO. 45166A 102	13 G	Page 4 of 16

1	NAMES OF REPORTING PERSONS Nextech IV Oncology, S.C.S. SICAV-SIF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 643,419
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 643,419
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	643,419
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.2% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The percent of class was calculated based on 20,331,095 shares of common stock outstanding as of November 1, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019, as filed with the Securities and Exchange Commission on November 13, 2019.

CUSIP NO. 45166A 102	13 G	Page 5 of 16

1	NAMES OF REPORTING PERSONS Nextech IV GP S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 643,419
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 643,419
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	643,419
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.2% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The percent of class was calculated based on 20,331,095 shares of common stock outstanding as of November 1, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019, as filed with the Securities and Exchange Commission on November 13, 2019.

CUSIP NO. 45166A 102	13 G	Page 6 of 16

1	NAMES OF REPORTING PERSONS Thomas Lips
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,403,823
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,403,823

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,403,823
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.9% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The percent of class was calculated based on 20,331,095 shares of common stock outstanding as of November 1, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019, as filed with the Securities and Exchange Commission on November 13, 2019.

CUSIP NO. 45166A 102	13 G	Page 7 of 16

1	NAMES OF REPORTING PERSONS James Pledger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 760,404
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 760,404

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	760,404
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.7% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The percent of class was calculated based on 20,331,095 shares of common stock outstanding as of November 1, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019, as filed with the Securities and Exchange Commission on November 13, 2019.

CUSIP NO. 45166A 102	13 G	Page 8 of 16

1	NAMES OF REPORTING PERSONS Delia Bleyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Lithuania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 760,404
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 760,404

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	760,404
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.7% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The percent of class was calculated based on 20,331,095 shares of common stock outstanding as of November 1, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019, as filed with the Securities and Exchange Commission on November 13, 2019.

CUSIP NO. 45166A 102	13 G	Page 9 of 16

1	NAMES OF REPORTING PERSONS Marc Kriegsmann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 643,419
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 643,419

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	643,419
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.2% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The percent of class was calculated based on 20,331,095 shares of common stock outstanding as of November 1, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019, as filed with the Securities and Exchange Commission on November 13, 2019.

CUSIP NO. 45166A 102	13 G	Page 10 of 16

1	NAMES OF REPORTING PERSONS Christoph Kraiker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 643,419
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 643,419

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	643,419
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.2% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The percent of class was calculated based on 20,331,095 shares of common stock outstanding as of November 1, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019, as filed with the Securities and Exchange Commission on November 13, 2019.

CUSIP NO. 45166A 102	13 G	Page 11 of 16

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock (“Common Stock”) of IDEAYA Biosciences, Inc. (the “Issuer”).

Item 1(a)	Name of Issuer:

IDEAYA Biosciences, Inc.

Item 1(b)	Address of Issuer’s principal executive offices:

7000 Shoreline Court, Suite 350

South San Francisco, California 94080

Items 2(a)	Name of Reporting Persons filing:

Nextech V Oncology, S.C.S., SICAV-SIF (“Nextech V LP”)
Nextech V GP S.à r.l. (“Nextech V GP”)
Nextech IV Oncology, S.C.S. SICAV SIF (“Nextech IV LP”)
Nextech IV GP S.à r.l. (“Nextech IV GP”).
Thomas Lips (“Lips”)
James Pledger (“Pledger”)
Dalia Bleyer (“Bleyer”)
Marc Kriegsmann (“Kriegsmann”)
Christoph Kraiker (“Kraiker”)

Item 2(b)	Address or principal business office or, if none, residence:

The address of the principal business office of Nextech V LP, Nextech V GP and its managing members is:

8 rue Lou Hemmer

L-1748 Senningerberg

Grand-Duchy of Luxembourg

The address of the principal business office of Nextech IV LP, Nextech IV GP and its managing members is:

1c, rue Gabriel Lippmann
L-5365 Munsbach
Grand Duchy of Luxembourg

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization
Nextech V LP	Luxembourg
Nextech V GP	Luxembourg
Nextech IV LP	Luxembourg
Nextech IV GP	Luxembourg
Lips	Switzerland
Pledger	United Kingdom
Bleyer	Lithuania
Kriegsmann	Germany
Christoph Kraiker	Germany

CUSIP NO. 45166A 102	13 G	Page 12 of 16

Item 2(d)	Title of class of securities: Common Stock, $0.0001 par value per share

Item 2(e)	CUSIP No.: 45166A 102

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

Item 4	Ownership The following information with respect to the ownership of Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

Reporting Persons	Shares of Common Stock Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (1)(4)
Nextech V LP	760,404	760,404	0	760,404	0	760,404	3.7%
Nextech V GP (2)	0	760,404	0	760,404	0	760,404	3.7%
Nextech IV LP	643,419	643,419	0	643,419	0	643,419	3.2%
Nextech IV GP(3)	0	643,419	0	643,419	0	643,419	3.2%
Lips (2)(3)	0	0	1,403,823	0	1,403,823	1,403,823	6.9%
Pledger (2)	0	0	760,404	0	760,404	760,404	3.7%
Bleyer (2)	0	0	760,404	0	760,404	760,404	3.7%
Kriegsmann (3)	0	0	643,419	0	643,419	643,419	3.2%
Kraiker (3)	0	0	643,419	0	643,419	643,419	3.2%

(1)	Consists of (i) 760,404 shares of Common Stock of the Issuer held directly by Nextech V LP; and (ii) 643,419 shares of Common Stock of the Issuer held directly by Nextech IV LP.
(2)	The shares are held by Nextech V LP. Nextech V GP serves as the sole general partner of Nextech V LP and has sole voting and investment control over the shares owned by Nextech V LP and may be deemed to own beneficially the shares held by Nextech V LP. Nextech V GP owns no securities of the Issuer directly. Bleyer, Pledger and Lips are members of the board of managers of Nextech V GP and share voting and dispositive power over the shares held by Nextech V LP, and may be deemed to own beneficially the shares held by Nextech V LP. The managing members own no securities of the Issuer directly.
(3)	The shares are held by Nextech IV LP. Nextech IV GP serves as the sole general partner of Nextech IV LP and has sole voting and investment control over the shares owned by Nextech IV LP and may be deemed to own beneficially the shares held by Nextech IV LP. Nextech IV GP owns no securities of the Issuer directly. Lips, Kriegsmann and Kraiker are members of the board of managers of Nextech IV GP and share voting and dispositive power over the shares held by Nextech IV LP, and may be deemed to own beneficially the shares held by Nextech IV LP. The managing members own no securities of the Issuer directly.
(4)	The (i) 760,404 shares of Common Stock beneficially owned by each of Nextech V LP, Nextech V GP, Pledger and Bleyer represent 3.7% of the Issuer’s outstanding Common Stock; (ii) 643,419 shares of Common Stock beneficially owned by each of Nextech IV LP, Nextech IV GP, Kriegsmann and Kraiker represent 3.2% of the Issuer’s outstanding Common Stock; and (iii) 1,403,823 shares of Common Stock beneficially owned by Lips represents 6.9% of the Issuer’s outstanding Common Stock. These percentages are based on 20,331,095 shares of common stock outstanding as of November 1, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019, as filed with the Securities and Exchange Commission on November 13, 2019.

CUSIP NO. 45166A 102	13 G	Page 13 of 16

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

Item 8	Identification and Classification of Members of the Group Not applicable.

Item 9	Notice of Dissolution of Group Not applicable.

Item 10	Certifications

By signing below, the undersigned certifies that to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP NO. 45166A 102	13 G	Page 14 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.

Dated: February 13, 2020

Nextech V Oncology, S.C.S., SICAV-SIF

By:	Nextech V GP S.à r.l.
Its:	General Partner

By:	/s/ Dalia Bleyer
Dalia Bleyer, Managing Member

By:	/s/ James Pledger
James Pledger, Managing Member

Nextech V GP S.à r.l.

By:	/s/ Dalia Bleyer
Dalia Bleyer, Managing Member

By:	/s/ James Pledger
James Pledger, Managing Member

Nextech IV Oncology, S.C.S., SICAV-SIF

By:	Nextech IV GP S.à r.l.
Its:	General Partner

By:	/s/ Marc Kriegsmann
Marc Kriegsmann, Managing Member

By:	/s/ Christoph Kraiker
Christoph Kraiker, Managing Member

Nextech IV GP S.à r.l.

By:	/s/ Marc Kriegsmann
Marc Kriegsmann, Managing Member

By:	/s/ Christoph Kraiker
Christoph Kraiker, Managing Member

CUSIP NO. 45166A 102	13 G	Page 15 of 16

/s/ Thomas Lips
Thomas Lips

/s/ James Pledger
James Pledger

/s/ Dalia Bleyer
Dalia Bleyer

/s/ Marc Kriegsmann
Marc Kriegsmann

/s/ Christoph Kraiker
Christoph Kraiker

CUSIP NO. 45166A 102	13 G	Page 16 of 16

Exhibit(s):

Exhibit 99.1:          Joint Filing Statement